BRF S.A.

Publicly-held Company

CNPJ (National Register of Corporate Taxpayers) N°. 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or “Company” – BM&FBovespa: BRFS3, NYSE, BRFS), in addition to the Announcements to the Market disclosed on June 30, 2016, November 8, 2016, January 4, 2017 and January 6, 2017 and to clarify the strategy for the potential capitalization of OneFoods Holdings Ltd. (“OneFoods”), informs its shareholders and the market in general that the Company is considering alternatives for such potential capitalization. Although no decision has been made, the Company has taken preparatory measures in respect of the following alternatives: (i) private placement of OneFoods shares, including meetings with potential investors and (ii) initial public offering (IPO) of shares and listing of OneFoods on the London Stock Exchange, United Kingdom.

Irrespective of the alternative that BRF may elect for the capitalization of OneFoods, BRF will remain as controlling shareholder of OneFoods.

BRF will keep the market up to date on the potential capitalization of OneFoods, under the terms of the current regulation.

São Paulo, January 19, 2017

José Alexandre Carneiro Borges

Vice president of Finance and Investor Relations

Any offer or sale of shares of OneFoods has not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or in Brazil, in accordance with CVM regulation , and will not be offered or sold in the United States or in Brazil absent registration or an applicable exemption from the registration requirements of the Securities Act or under CVM regulation.